FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of     November     , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date November 13, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*
Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Concerning Commencement of Tender Offer for Shares and Other Securities of Tokki Corporation and Subscription for Shares Issued by Third-Party Allotment

November 13, 2007
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Concerning Commencement of Tender Offer for Shares and Other
Securities of Tokki Corporation and Subscription for Shares Issued by
Third-Party Allotment
Canon Inc. (the “Company”) hereby gives notice that it has resolved at a Board of Directors’ meeting held on November 13, 2007, to acquire the shares and share warrants of Tokki Corporation (JQ Code 9813; the “Target Company”) through a tender offer (the “Tender Offer”) and to subscribe for the shares of the Target Company to be issued by a third-party allotment.
1.	Purpose of the Transaction
The Company was founded in 1937 as a camera manufacturer, but it has since greatly diversified its business—expanding, for example, into business equipment—and established itself as a globally active corporation.
In 1996 it embarked on a campaign based on the Excellent Global Corporation Plan, in accordance with which the Company aims, under a philosophy of Kyosei, which means “living and working together for the common good,” to build a corporate group that continuously contributes to society through technological innovation and that is worthy of admiration and respect worldwide. By shifting its group’s focus to profits and total optimization, the Company has been able to bring about several reforms—such as reforms in production and development—and to boost the competitiveness of its products. As a result, the Company has succeeded in establishing a highly profitable business structure, which has led it to become one of the leading manufacturers in the world when it comes to such products as digital compact cameras, digital single-lens reflex cameras, office network multifunction devices, laser beam printers, and inkjet printers.
Since beginning Phase III of the Excellent Global Corporation Plan in 2006, the

Company has been focusing on “Sound Growth” while maintaining its highly profitable business structure. In addition to further cultivating technology in order to definitively secure its spot as No. 1 in all of its major businesses, the Company has been dedicating itself to getting its newest business off the ground, the display business. As a means of achieving that, the Company needs to enhance even further the competitiveness of its digital cameras and video cameras, in addition to developing digital image processors and the capacity to manufacture by itself optic lenses and CMOS sensors, it aims to develop the capacity to manufacture displays by itself. Specifically, in working towards product application of organic EL displays, the Company is working hard to develop organic EL elements and processing technologies.
Meanwhile, the Target Company was founded in 1967 and has grown largely on its machinery and automatic equipment businesses. In 1983 it advanced into a new business, the business of technologies for vacuum applications, and it has since been providing uniquely designed mass-production devices and prototypes of experiment devices that each represent a fusion of technologies for vacuum applications and technologies for factory automation (FA) systems. Specifically, it is developing, designing, manufacturing, and selling equipment for manufacturing the next-generation displays that are the organic EL displays as well as equipment for manufacturing thin-film solar cells, and it is providing the prototypes of experiment devices to many research institutions and corporations worldwide that are engaged in trialing and manufacturing organic EL displays.
The Target Company has taken various initiatives focusing on technological developments, such as developing equipment for manufacturing thin-film solar cells, collaborative development of equipment and film sealant technologies with GE Global Research, and developing equipment for manufacturing organic ELs for use in large substrates. But despite these efforts, the recent slump in orders, the suspension of shipments to Taiwan of equipment for manufacturing organic ELs, and the changes to specifications for equipment for manufacturing organic ELs for the Chinese market have led to the Target Company recording reduced orders for the fiscal period ended June 2007 of 3,346 million yen (a decrease of 49.6% compared with the same period last year [unless otherwise noted, all fractional parts of the figures appearing in this document have been rounded down to the first decimal place]), declined sales of 7,194 million yen (a decrease of 47.8% over the same period last year), and consequently orders on hand amounting to 2,042 million yen (a decrease of 65.3% over the same period last year). And despite efforts to reduce manufacturing costs and administrative expenses, the Target Company has posted results in the red for the three consecutive fiscal years ended June 2005 through June 2007, and it is facing serious financial difficulties.
It is under these circumstances that the Target Company sought a business alliance enabling participation in its management and financial assistance so as to enhance its corporate value, and the Company has conducted various consultations and analyses over a business alliance with the Target Company and assisting the Target Company with its finances and management.
The Company, in forming an alliance with the Target Company, which has been providing devices for prototype experiment and mass-production to many business people worldwide that are engaged in trialing and manufacturing organic EL displays, deems that it will be able to greatly accelerate the development of organic EL displays, and also believes that it can expect to see synergies created between it and Canon ANELVA Corporation, a consolidated subsidiary of the Company, which conducts businesses relating to vacuum thin-film deposition and processing equipment used in manufacturing semiconductors, flat-panel displays, and hard discs. For the Target Company, it, too, can expect to improve its finances, reduce procurement costs by buying materials through our group suppliers, cut manufacturing costs by introducing revolutionary production know-how, undertake contracted manufacturing from our group companies, and increase orders by utilizing the sales network of group companies and credibility.
After considering these circumstances, the Company and the Target Company came to a conclusion that (i) making the Target Company a consolidated subsidiary of the Company and (ii) entering into business partnership with the Target Company will contribute to the enhancement of the corporate value of the Company as well as the Target Company. In accordance with this conclusion, the Company entered into a business capital affiliation agreement (the “Business Capital Affiliation Agreement”) on November 13, 2007 with the Target Company with respect to the Tender Offer and the Company’s subscription for 14,200,000 shares of common stock in the Target Company to be issued by a third-party allotment (where the amount of payment is 417 yen per share and 5,921,400,000 yen in aggregate; the “Third-Party Allotment”). The Company also entered into with Mr. Kenichi Tsugami, Chairman and the largest shareholder of the Target Company, a tender offer acceptance agreement with respect to the acceptance of the Tender Offer for the shares in the Target Company held by himself and his kin, Ms. Kikue Tsugami and Ms. Yuko Seki.
The Business Capital Affiliation Agreement states as follows: the Company will acquire a majority of the total number of outstanding shares of the Target Company through the Tender Offer and the subscription for the shares issued by the Third-Party Allotment; the Company will send a majority of the directors and two corporate auditors to the Target Company; the Target Company will be represented by two Representative Directors, one to be appointed by the Company among the directors it will send and the other to be Mr. Teruhisa Tsugami, who will continue to be a Representative Director of the Target Company; and other terms (see section 4.(1) “Others — Existence and contents of agreement between the Company and the Target Company” below).
At the Board of Directors’ meeting held on November 13, 2007, the Target Company resolved to express its approval for the Tender Offer, as well as to issue shares by the Third-Party Allotment, where the date of payment would be December 28, 2007, following the expiration of the period for the Tender Offer, and allot all shares to be issued to the Company. The Company has, in accordance with the Business Capital Affiliation Agreement, decided to subscribe for the shares in the Target Company to be issued by the Third-Party Allotment, whose payment duty shall be subject to the successful completion of the Tender Offer. Upon the successful completion of the Tender Offer, together with the outcome of the Third-Party Allotment, the Company will therefore expect to hold a majority of the total number of outstanding shares of the Target Company on and after the payment date for the Third-Party Allotment. The Company received an explanation from the Target Company that (i) the amount that the Company will pay to the Target company in accordance with the Third-Party Allotment will be applied to the repayment of borrowings and working capital, and (ii) the payment amount for the Third-Party Allotment of 417 yen per share is the closing price of the Target Company’s common shares of 463 yen on JASDAQ Securities Exchange, Inc. (“JASDAQ”) on November 12, 2007, which is the business day immediately prior to the day on which the Board of Directors’ meeting of the Target Company resolved to carry out the Third-Party Allotment multiplied by 90%.
The Tender Offer is not aimed at delisting the Target Company, whose shares are currently listed on JASDAQ. However, since the Company has not set an upper limit for the number of shares and other securities to be purchased through the Tender Offer, depending on the outcome of the Tender Offer, the Target Company’s shares may be delisted through the prescribed procedures in accordance with the delisting criteria set by JASDAQ. If there is a high probability the Target Company’s shares will fall under JASDAQ’s delisting criteria, the Company will then carefully consider its policies on how to handle the situation.
The Company has entered into a tender offer acceptance agreement with Mr. Kenichi Tsugami as stated above, and under it the Company has obtained an agreement to accept the Tender Offer from Mr. Kenichi Tsugami and his kin, Ms. Kikue Tsugami and Ms. Yuko Seki, with respect to their holdings of 3,272,712 shares of the 3,072,700 shares of the Target Company (15.6% of the total number of outstanding shares before the Third-Party Allotment becomes effective).

2.	Outline of the Offer

(1)	Outline of the Target Company

1)	Company name	Tokki Corporation

2)	Business	Developing, manufacturing, and selling, and providing services in relation to, equipment for manufacturing organic EL display panels and thin-film solar cells

3)	Date of establishment	July 29, 1967

4)	Address of head office	21-2, Hatchobori 2-chome, Chuo-ku, Tokyo

5)	Title and name of the company representative	President Teruhisa Tsugami

6)	Capitalization	3,611,946,400 yen (as of June 30, 2007)

7)	Major shareholders and the percentage of their shareholdings (as of June 30, 2007)	Kenichi Tsugami	8.28%
		Kikue Tsugami	7.78%
		Deutsche Bank AG, London 610	6.08%
		(Standing proxy: Deutsche Securities Inc.)
		Teruhisa Tsugami	2.26%
		Japan Securities Finance Co., Ltd.	1.90%
		Hitachi High-Technologies Corporation	1.83%
		Barclays Bank PLC Barclays	0.93%
		Capital Securities SBLPB Account
		(Standing proxy: Standard Chartered Bank)
		Hiroshi Ito	0.90%
		Yuko Seki	0.64%
		Katsunori Kojima	0.56%
		Note 1:	In addition to the above, there are 241 thousand shares of treasury stock.
		Note 2:	Kenichi Tsugami and Kikue Tsugami, who were principal shareholders at the end of the previous fiscal year, are no longer principal shareholders as of the end of the current fiscal year.
		Note 3:	The above information (including Note 1 and Note 2) were prepared based on 40th Fiscal Year Securities Report filed by the Target Company on September 28, 2007.
		Note 4:
According to the report on transfer of the shares issued by a third-party allotment that the Target Company filed with JASDAQ on August 29, 2007, the Target Company received from Deutsche Bank AG, London Branch, to which 1,600,000 shares of the Target Company’s shares were issued by the third-party allotment on June 29, 2007, a report to the effect that it had sold such allotted shares in full on the market as of August 1, 2007.

8)	Relationship between the Company and the Target Company	Capital relationship	Not applicable
		Personnel relationship	Not applicable
		Business relationship	Not applicable
		Applicability to relevant parties	Not applicable

(2)		Period of the Offer

	1)	Period of the offer at the time of filing (the “Tender Offer Period”) From Wednesday, November 14, 2007, through Wednesday, December 12, 2007 (20 business days)

2)
Possibility of extension at the request of the Target Company
In case the Target Company submits an opinion report requesting the extension of the Tender Offer Period under the provision set forth in Article 27-10, Paragraph 3 of the Financial Instruments and Exchange Law (the “Law”), a period of the offer will be extended to 30 business days and the Tender Offer Period will be extended until Thursday, December 27, 2007.

(3)		Offer Price

For common stock, 556 yen per share.

For share warrants issued pursuant to the approval of the 37th ordinary general meeting of shareholders and the Board of Directors’ meeting both held on September 29, 2004 (the “Share Warrants”), 1 yen per Share Warrant.

(4)		Grounds for assessing the purchase price

	1)	Basis of assessment

(i)          Share of Common Stock
556 yen per share of the purchase price for the Tender Offer (the “Purchase Price”) was determined with reference to an assessment report of equity value (assessment basis date: November 12, 2007, the “Equity Value Assessment Report”) that Nikko Cordial Securities Inc. (“Nikko”), the Company’s financial advisor, provided on November 12, 2007.

In assessing the share price of the Target Company, after reviewing assessment methods for the Tender Offer, Nikko used the market share price method based on the market price of shares and the discounted cash flow method (the “DCF

Method”) based on the profitability basis. Nikko conducted an assessment through the DCF method, based on business plans and other information obtained during the Company’s due diligence with respect to the Target Company and information regarding important matters etc. concerning the Target Company that occurred after the Company’s due diligence, including the Target Company’s revised forecasts (4. (3) 1)) and the cancellation of certain Target Company contracts (4. (3) 2)), and taking into consideration the synergies generated between the Company and the Target Company, and other factors. According to the Equity Value Assessment Report, the range of the share price per share of the Target Company’s shares of common stock assessed based on these methods was indicated as follows.

The market share price method:	from 429 yen to 549 yen
The most recent 1 month average closing share price: 549 yen
(applicable period of the share price):	from October 15, 2007, to November 12, 2007

The average closing share price after the Target Company’s revision of financial forecasts:
429 yen

(applicable period of the share price):	from August 20, 2007, to November 12, 2007

The DCF Method:	from 501 yen to 648 yen
The Company determined the final purchase price to be 556 yen with reference to the results of the assessment based on the methods indicated in the Equity Value Assessment Report after comprehensively considering the enhancement of the Target Company’s business administration system, and in particular the Target Company’s finance, the further expansion of the Target Company’s sales and profits by means of introducing our group’s technology and utilizing our group’s sales network, and other synergies arising from the Company’s cooperating with the Target Company.
The closing price of the Target Company’s shares on JASDAQ on the business day (November 12, 2007) prior to the day on which the commencement of the Tender Offer was resolved, the average closing share price (rounded to the nearest whole number) of the Target Company’s shares of common stock on JASDAQ for the past 1 month and 3 months prior to that business day, and the premium on the purchase price for the Tender Offer for each period (rounded to the nearest hundredth) are as follows.
The closing share price on the previous business day: 463 yen (a premium of approximately 20.09%)
The average closing share price for the preceding 1 month: 549 yen (a premium of approximately 1.23%)
The average closing share price for the preceding 3 months: 436 yen (a premium of approximately 27.43%)
(ii)          Share Warrants
As of November 13, 2007, the exercise price of Share Warrants was 1,000 yen per share, which was 444 yen higher than the purchase price per share of common stock for the Tender Offer of 556 yen.
The Company has determined the purchase price of Share Warrants to be 1 yen on the ground that Share Warrants were issued as part of the stock option plan, and it provided that a condition to exercising the Share Warrants was that their holders were not allowed to transfer all or a part of them to any third party.
2)	Background to the calculation

(i)          Share of Common Stock
In or around July 2007, the Company started considering the Tender Offer and details of capital participation in or business collaboration with the Target Company, who sought a business alliance enabling participation in its management and financial assistance so as to enhance its corporate value, with advice from Nishimura & Asahi (“Nishimura & Asahi”), the Company’s legal adviser, and Nikko, the Company’s financial advisor.

In addition, in respect of the Target Company’s businesses and financial conditions, the Company implemented due diligence in the areas of business, legal, accounting and taxes from September 2007 through October 2007 with the cooperation of independent experts, including Nishimura & Asahi and Nikko. Further, the Company received explanation from the Target Company on issues that have a significant influence on the businesses, financial condition, and other matters of the Target Company. In light of this, the Company consulted and negotiated with the Target Company on the future management issues and details of capital participation or business collaboration.

In determining the purchase price for the Tender Offer, the Company requested Nikko, the Company’s financial advisor, to assess the share price of the Target Company in October 2007 and received the Equity Value Assessment Report from Nikko on November 12, 2007. In assessing the share price of the Target Company, Nikko assessed the share price of the Target Company using the market share price method based on the market price of shares and the DCF Method based on the profitability basis, after Nikko’s reviewing the calculation method for the Tender Offer. According to the Equity Value Assessment Report, the range of the share price per share of the Target Company’s shares of common stock assessed based on these methods was indicated as follows.

The market share price method:	from 429 yen to 549 yen

The most recent 1 month average closing share price: 549 yen
(applicable period of the share price):	from October 15, 2007, to November 12, 2007

The average closing share price after the Target Company’s revision of financial forecasts:
429 yen

(applicable period of the share price):	from August 20, 2007, to November 12, 2007

The DCF Method:	from 501 yen to 648 yen
The Company determined the final purchase price to be 556 yen at its Board of Directors’ meeting held on November 13, 2007 with reference to the results of the assessment based on the methods indicated in the Equity Value Assessment Report after comprehensively considering the enhancement of the Target Company’s business administration system, and in particular the Target Company’s finance, the further expansion of the Target Company’s sales and profits by means of introducing our group’s technology and utilizing our group’s sales network, and other synergies arising from the Company’s cooperating with the Target Company.
(ii)           Share Warrants
As of November 13, 2007, the exercise price of Share Warrants was 1,000 yen per share, which was 444 yen higher than the purchase price per share of common stock for the Tender Offer of 556 yen.
The Company has determined the purchase price of Share Warrants to be 1 yen on the ground that Share Warrants were issued as part of the stock option plan, and it provided that a condition to exercising the Share Warrants was that their holders were not allowed to transfer all or a part of them to any third party.
3)	Relationship with the Equity Value Assessing Firm:

It is not a relevant party.
(5)	Number of shares and other securities to be purchased

Type	1) Number of shares to be purchased (in terms of shares)	2) Number of shares to be over-purchased (in terms of shares)
Share certificates	3,072,700 shares	— shares
Share warrant certificates	— shares	— shares

Bond certificates with Share warrants	— shares	— shares
Certificates of beneficial interests in trust of shares ( )	— shares	— shares
Depositary receipts for shares ( )	— shares	— shares
Total	3,072,700 shares	— shares

Note 1:
If the total number of shares tendered is less than the number of shares to be purchased (3,072,700 shares; the “Number to be Purchased”), none of the tendered shares will be purchased. If the total number of shares tendered is more than the Number to be Purchased (3,072,700 shares), all of the shares tendered will be purchased.

Note 2:	There is no plan to acquire the treasury shares held by the Target Company through the Tender Offer.

Note 3:
The Tender Offer also covers odd lot shares, provided that share certificates will be submitted at the time of tender (there is no need to submit share certificates deposited with Japan Securities Depositary Center, Inc. through the Tender Offer agent).

Note 4:	The Tender Offer also covers shares of the Target Company, which may be issued or transferred by possibly exercising the Share Warrants during the Tender Offer Period.
(6)	Changes in percentage of shareholding resulting from the Offer

Number of voting rights pertaining to shares and other securities held by the Company before the Offer	-	(Percentage of shareholding before the Offer -%)
Number of voting rights pertaining to shares and other securities to be purchased	30,727	(Percentage of shareholding after the Offer 15.87%)
Number of voting rights of all the holders of shares and other securities of the Target Company	193,420

Note 1:	The “Number of voting rights pertaining to shares and other securities to be purchased” is the number of voting rights for 3,072,700 shares of the Number to be Purchased during the Tender Offer.

Note 2:
The “Number of voting rights of all the holders of shares and other securities of the Target Company” is the number of voting rights of all the shareholders (the number of shares per unit is 100 shares) that was disclosed in the 40th Fiscal Year Securities Report filed by the Target Company on September 28, 2007. However, since there is no upper limit for the number of shares to be purchased through the Tender Offer, in calculating the “Percentage of shareholding before the Offer” and the “Percentage of shareholding after the Offer,” the “Number of voting rights of all the holders of shares and other securities of the Target Company” is taken as 193,633 rights pertaining to 19,363,326 shares of the Target Company, representing a sum determined by subtracting treasury shares held by the Target Company as of June 30, 2007 (241,698 shares) from the total outstanding shares of the Target Company as of June 30, 2007 (19,584,224 shares), which was disclosed in the same Securities Report, with the addition of the number of shares of the Target Company (20,800 shares) that have been issued or may likely be issued as a result of exercise of the Share Warrants existing as of August 31, 2007 (208 warrants), which was disclosed in the same Securities Report.

Note 3:
At the Board of Directors’ meeting held on November 13, 2007, the Target Company resolved to issue shares for subscription (14,200,000 common shares) by the Third-Party Allotment, where the date of payment would be December 28, 2007, and the Company intends to subscribe for all of those shares, whose payment duty shall be subject to the successful conclusion of the Tender Offer. As a result, the Company will hold a total of 172,727 voting rights (51.46% of shareholding after the Third-Party Allotment taking effect) for 17,272,700 shares of the Target Company, representing the 3,072,700 shares of Number to be Purchased plus 14,200,000 common shares of the Target Company to be issued as a result of the Third-Party Allotment.

Note 4:
As the Company plans to purchase all tendered shares even if the total number of shares tendered is more than the Number to be Purchased, the percentage of shareholding after the Offer will be 100% at the maximum.

Note 5:	The “Percentages of shareholding before the Offer” and the “Percentages of shareholding after the Offer” were rounded to the nearest second decimal place.
(7)	Total purchase amount: 1,708 million yen
Note:
The total purchase amount represents the Number to be Purchased (3,072,700 shares) multiplied by the purchase price per share. Further, if the total number of shares tendered is more than the Number to be Purchased, the Company will purchase all the tendered shares. The total purchase amount, if the Company purchases the maximum number of shares and other subscribed securities subject to the Tender Offer (19,605,024 shares), will be 10,900,393,344 yen. The total purchase amount is not inclusive of fees to be paid to the Tender Offer agent, printing costs or other expenses for preparation of public notice in respect of the Tender Offer, the Tender Offer circular and other necessary documents, and any other costs or expenses.

(8)	Settlement method
1)
Name and the location of the head office of a financial instruments firm, a bank and other institutions handling the settlement
Nikko Cordial Securities Inc.
3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo, Japan

2)	Commencement date of settlement Tuesday, December 18, 2007
Note:
In accordance with Article 27-10, Paragraph 3 of the Law, in case the Target Company submits an opinion report requesting the extension of the Tender Offer Period, the commencement date will be Tuesday, January 8, 2008.

3)
Settlement method
A notice on purchase under the Tender Offer will be mailed to the address of tendering shareholders (or the standing agent in the case of a non-Japanese shareholder) without delay after the end of the Tender Offer Period.

Purchase will be settled in cash. The Tender Offer agent will remit proceeds pertaining to the sale of tendered shares, etc. to the address designated by tendering shareholders (or the standing agent in the case of a foreign shareholder) without delay after settlement begins.

(9)	Other terms and procedures for the Offer
1)
Existence and contents of conditions set forth in each item of Article 27-13, Paragraph 4 of the Law
If the total number of shares tendered is less than the Number to be Purchased (3,072,700 shares), the Company will not purchase any of the tendered shares. If the total number of shares tendered is equal to or more than the Number to be Purchased (3,072,700 shares), the Company will purchase all of the tendered shares.

2)
Existence and contents of conditions of withdrawal of the Tender Offer and procedure for disclosure of withdrawal
If any event listed in Items 1(i) to 1(ix) and 1(xii) to 1(xviii), 2, 3(i) to 3(viii), and 5 of Paragraph 1 and Items 3 to 6 of Paragraph 2 of Article 14 of the Enforcement Order of the Financial Instruments and Exchange Law (the “Enforcement Order”) occurs, the Company may withdraw the Tender Offer. If the Company decides to withdraw the Tender Offer, it will make an electronic public notice and place a notification to that effect in the Nihon Keizai Shimbun. Provided that, if it is difficult to make a public notice by the last day of the Tender Offer Period, the Company will make an announcement in accordance with Article 20 of the Cabinet Office Ordinance on the Disclosure of the Tender Offer by Non-issuers (“Ordinance”) and make a public notice immediately thereafter.

3)
Existence and contents of conditions for and details of reducing purchase price and procedure for disclosure of price reduction
In case the Target Company takes any of the actions set out in Article 13, Paragraph 1 of the Enforcement Order during the Tender Offer Period, the Company may under the provisions of Article 19 of the Ordinance reduce the purchase price in accordance with the provisions of Article 27-6, Paragraph 1, Item 1 of the Law. If the Company decides to reduce the price, it will make an electronic public notice and place a notification to that effect in the Nihon Keizai Shimbun. Provided that, if it is difficult to make a public notice by the last day of the Tender Offer Period, the Company will make an announcement in accordance with Article 20 of the Ordinance and make a public notice immediately thereafter. In this case, the Company will purchase the shares tendered prior to the date of the public notice on the changed terms and conditions.

4)
Matters concerning the rights of tendering shareholders to cancel the agreement
Tendering shareholders may cancel an agreement pertaining to the Tender Offer at any time during the Tender Offer Period. For the cancellation of an agreement, the shareholders are required to deliver or send a document stating the cancellation of an agreement pertaining to the Tender Offer (“Cancellation Documents”) to Nikko, by 15:30 (JST) on or prior to the last day of the Tender Offer Period. In case a Termination Document is sent by post, it must arrive at Nikko, by 15:30 (JST) on or prior to the last day of the Tender Offer Period (please note that the office hours or the hours in which securities transactions may be handled differ from branch to branch, so shareholders are recommended to confirm the office hours and other information of the branch they intend to execute their transaction at in advance).
The Company will not demand compensations or payments of penalty for breach of agreement to tendering shareholders for the tendering shareholder’s cancellation of the agreement. The Company will also bear costs of returning deposited share certificates, etc. to the tendering shareholders.

5)
Procedure for disclosure of changes in purchasing terms and conditions
Except as prohibited under Article 27-6 of the Law and Article 13 of the Enforcement Order, the Company may change purchasing terms and conditions of the Tender Offer during the Tender Offer Period. In case the Company changes the purchasing terms and conditions, it will make an electronic public notice of the details of changes and publish a notification of making those changes in the Nihon Keizai Shimbun. Provided that, if it is difficult to make a public notice by the last day of the Tender Offer Period, the Company will make an announcement in accordance with Article 20 of the Ordinance and make a public notice immediately thereafter. In this case, the Company will purchase the shares tendered prior to the date of the public notice on the changed terms.

6)
Procedure for disclosure of the filing of amendments to the registration statement
In case an amendment to Tender Offer registration statement is filed with the Director of the Kanto Local Financial Bureau, the Company will immediately announce amendments relevant to the contents of the public notice regarding the commencement of the Tender Offer, in accordance with the methods set out in Article 20 of the Ordinance. In addition, the Company will immediately amend the Tender Offer circular and amend by providing an amended version to the tendering shareholders who have already received the Tender Offer circular. Provided that, if changes are minor, the Company may amend the statement by preparing a document that contains reasons for the amendment, the items that have been amended and the contents to be effective after the amendment, and delivering the document to the tendering shareholders.

7)
Procedure for disclosure of results of the Tender Offer
The results of the Tender Offer will be announced on the day immediately following the last day of the Tender Offer Period in accordance with the procedures set out in Article 9-4 of the Enforcement Order and Article 30-2 of the Ordinance.

8)
Others
The Tender Offer will not be carried out in the U.S. or for the U.S., directly or indirectly, nor will it be conducted using U.S. mail service or other methods or means of inter-state trade or international trade, including but not limited to, telephone, telex, facsimile, e-mail, Internet communication, or via securities exchange facilities in the U.S. Applying for the Tender Offer using the methods or means described above or via securities exchange facilities in the U.S., is not permitted.

The Tender Offer registration statements and relevant documents may not be sent or distributed in, to, or from the U.S by mail or other means. Such mail or distribution is not authorized. Application for the Tender Offer violating the above restrictions directly or indirectly will not be processed.

In case of application, tendering shareholders (or standing agent thereof in case of foreign shareholders) may each be asked to represent and warrant to the effect that: they are not in the U.S. neither at the time of the application nor the time of sending an application form for the Tender Offer; that no information regarding the Tender Offer or other document relating to the Tender Offer has been received or sent in, to or from the U.S., directly or indirectly; that mail services in the U.S. or other methods or means of inter-state trade or international trade (including but not limited to, telephone, telex, facsimile, e-mail, Internet communication), or securities exchange facilities in the U.S. have not been used with respect to the Offer or for signing and delivering the application form for the Tender Offer, directly or indirectly; and that they are not acting as an agent, a trustee or a mandatory for others without discretion (excluding cases where such others are giving all the instructions on the Tender Offer from outside the U.S.).

(10)	The date of public notice of the commencement of the Tender Offer
Wednesday, November 14, 2007
(11)	Tender Offer agent
Nikko Cordial Securities Inc.
3.	Policies after Completion of the Tender Offer and Future Outlook
The Tender Offer is not aimed at delisting the shares of the Target Company, whose shares are currently listed on JASDAQ. However, since the Company has not set an upper limit for the number of shares to be purchased through the Tender Offer, depending on the outcome of the Tender Offer, the Target Company’s shares may be delisted through the prescribed procedures in accordance with the delisting criteria set by JASDAQ. If there is a high probability that the Target Company’s shares will fall under JASDAQ’s delisting criteria, the Company will carefully consider its policies on how to handle the situation.
The Tender Offer’s impact on the Company’s consolidated and non-consolidated business results will be insignificant.
4.	Others
(1)	Existence and contents of agreement between the Company and the Target Company

A resolution of the Board of Directors of the Target Company is obtained that such Board is in support of the Tender Offer. It should be noted that Mr. Kenichi Tsugami, the Chairman of the Target Company, did not participate in the resolution at that Board of Directors’ meeting as he was regarded as a special interested party.

In addition, the Company has entered into the Business Capital Affiliation Agreement with the Target Company as of November 13, 2007. The main terms and conditions of that Agreement are as follows:
1)	The Company will implement the Tender Offer covering shares of common stock and share warrants of the Target Company;

2)
The Company will, subscribe for all 14,200,000 shares of the common stock in the Target Company to be issued through the Third-Party Allotment to be implemented by the Target Company, the payment for which will be made on December 28, 2007, at 417 yen per share (total amount 5,921,400,000 yen) subject to the successful conclusion of the Tender Offer; and

3)
The Target Company will hold an extraordinary meeting of shareholders of the Target Company by or around March 2008, the agenda items of which are to include an election of 4 directors and 2 corporate auditors of the Target Company to be nominated by the Company, and ensure that a majority of the Board of Directors of the Target Company will be comprised of directors nominated by the Company. Also, as for the representative of the Target Company, one director to be nominated by the Company will be elected as a Representative Director at the Board of Directors’ meeting to be held immediately after that extraordinary meeting of shareholders, and Mr. Teruhisa Tsugami will continue to be a Representative Director of the Target Company. As a result, the Target Company will have two Representative Directors.

(2)	Existence and contents of agreement between the Company and the officers of the Target Company

The Company agreed with Mr. Kenichi Tsugami as follows in the tender offer acceptance agreement entered into on November 13, 2007:
1)	Mr. Kenichi Tsugami will tender his holdings of 1,421,800 shares in the Target Company to the Tender Offer;

2)
Mr. Kenichi Tsugami will cause Ms. Kikue Tsugami and Ms. Yuko Seki to tender their combined holdings of 1,650,900 shares in the Target Company to the Tender Offer and cause them to submit their written consent thereof to the Company; and

3)	If Mr. Kenichi Tsugami breaches the tender offer acceptance agreement in its important points, the Business Capital Affiliation Agreement will be terminated, or the Target Company withdraws its support to the Tender Offer, the Company has the right to demand Mr. Kenichi Tsugami (i) not to tender or to withdraw the tendering of his shares to the Tender Offer and (ii) cause Ms. Kikue Tsugami and Ms. Yuko Seki not to tender or withdraw the tendering of their shares to the Tender Offer.

Further, the Company has obtained written consent to the effect set out in 2) above from Ms. Kikue Tsugami and Ms. Yuko Seki as of the same date.

(3)	Other information deemed necessary for investors to determine whether they should accept the Tender Offer
1)
The Target Company released on November 13, 2007, a “Notice regarding occurrence of extraordinary loss and revision of the mid-term and full-year financial forecasts for the fiscal year ending June 30, 2008,” “(Amendment) Partial amendment of Notice regarding occurrence of extraordinary loss and revision of the mid-term and full-year financial forecasts for the fiscal year ending June 30, 2008” and “(Additional amendment) Partial amendment of Notice regarding occurrence of extraordinary loss and revision of the mid-term and full-year financial forecasts for the fiscal year ending June 30, 2008.” The contents of the occurrence of extraordinary loss and revised forecasts, based on the release, are provided below. The contents are not audited by an auditing firm in accordance with Article 193-2 of the Law. Furthermore, the summary of the contents of the release provided below is a partial extract from the release by the Target Company. The Company is not responsible for independently verifying the accuracy and reliability of the contents, and has not done so.

Occurrence of extraordinary loss
The Target Company resolved a capital increase through the issuance of new shares by third-party allotment to the Company as announced in its “Notice regarding the issuance of new shares by a third-party allotment,” dated November 13, 2007. Due to expenses in issuing new shares, etc., the Target Company will record an extraordinary loss of approximately 200 million yen.
Revised Consolidated and Non-consolidated Financial Forecasts, etc. for the First Half (July 1, 2007 to December 31, 2007) of Fiscal Year 2008 (July 1, 2007 to June 30, 2008)

Consolidated
(Units: Millions of yen)

	Net sales	Operating	Recurring	Net income
		profit	profit
Previous forecast (A)	2,504	-217	-256	-259
Current forecast (B)	2,905	-542	-580	-793
Change in amount (B-A)	401	-325	-324	-534
Change (%)	16.0	-	-	-

Non-consolidated
(Units: Millions of yen)

	Net sales	Operating	Recurring	Net income
		profit	profit
Previous forecast (A)	1,124	-190	-231	-234
Current forecast (B)	1,055	-519	-558	-770
Change in amount (B-A)	-69	-329	-327	-536
Change (%)	-6.1	-	-	-

Revised Consolidated and Non-consolidated Financial Forecasts, etc. for Fiscal Year 2008 (July 1, 2007 to June 30, 2008)

Consolidated
(Units: Millions of yen)

	Net sales	Operating	Recurring	Net income
		profit	profit
Previous	7,916	123	48	34

forecast (A)
Current forecast (B)	8,217	123	48	-166
Change in amount (B-A)	301	0	0	-200
Change (%)	3.8	0.0	0.0	-

Non-consolidated
(Units: Millions of yen)

	Net sales	Operating	Recurring	Net income
		profit	profit
Previous forecast (A)	4,466	108	29	22
Current forecast (B)	4,466	108	29	-177
Change in amount (B-A)	0	0	0	-199
Change (%)	0.0	0.0	0.0	-

2)
Conditions precedent for the execution of the Tender Offer included the cancellation of the basic stock purchase agreement, dated June 11, 2007, between the Target Company and Deutsche Bank AG, London Branch, and the cancellation of the basic distributorship agreement between the Target Company and Hitachi High-Technologies Corporation, dated May 15, 2002. The Company received a report from the Target Company on November 12, 2007, of the cancellation of these agreements.
Cancellation of the abovementioned agreements was disclosed in a timely manner by the Target Company on November 12, 2007.

Note: Information contained in this document incorporate the corrections to (4. (3) 1)) that were made to the original on November 14, 2007, the day after the date of this notice.